5V Inc.

Floor 12, Building 5, Zhongchuang Plaza,

No.396, Tongjiang Zhong Road, Xinbei District

Changzhou City, Jiangshu Province, China

VIA EDGAR

March 15, 2017

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	5V Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed January 27, 2017

File No. 000-54175

Dear Mr. Kuhar:

5V Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2017 regarding our Form 10-K for the fiscal year ended September 30, 2016 previously filed on January 27, 2017.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 8. Financial Statements and Supplementary Data, page F-1

1.	We note from your disclosure in Item 9 that on August 6, 2015 you engaged Jimmy P. Lee CPA PC as your independent registered public accountant, but you did not provide the firm’s audit report in this filing. Please file a full amendment, including updated certifications, to your Form 10-K to include the report of your independent registered public accountant on your financial statements as of and for the years ended September 30, 2016 and 2015, respectively. Refer to Rules 2-02 and 8-02 of Regulation S-X.

In response to the Staff’s comments, the Company has included the report of Jimmy P. Lee, CPA PC on its financial statements as of and for the years ended September 30, 2016 and 2015, respectively, in Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended September 30, 2016.

Item 9A. Controls and Procedures

Evaluation of Internal Controls and Procedures, page 8

2.	In the amended filing, please revise management’s report on internal control over financial reporting to indicate the COSO framework used by management (e.g., the Updated Framework issued in 2013) to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

In response to the Staff’s comments, the Company has revised its management’s report on internal control over financial reporting to indicate that its management has used the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.

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We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our legal counsel, Richard Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Jun Jiang
Jun Jiang
President and Chairman

cc:	Richard Anslow, Esq. Ellenoff Grossman & Schole LLP

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